Exhibit 99.1

GDS Reports

Third Quarter 2021 Results

GDS Holdings Limited Reports Third Quarter 2021 Results

Shanghai, China, November 16, 2021 – GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS; HKEX: 9698), a leading developer and operator of high-performance data centers in China, today announced its unaudited financial results for the third quarter ended September 30, 2021.

Third Quarter 2021 Financial Highlights

•	Net revenue increased by 35.2% year-over-year (“Y-o-Y”) to RMB2,061.4 million (US$319.9 million) in the third quarter of 2021 (3Q2020: RMB1,524.7 million).
•	Service revenue increased by 35.4% Y-o-Y to RMB2,061.1 million (US$319.9 million) in the third quarter of 2021 (3Q2020: RMB1,522.4 million).
•	Net loss was RMB301.1 million (US$46.7 million) in the third quarter of 2021, compared with a net loss of RMB204.6 million in the third quarter of 2020.
•	Adjusted EBITDA (non-GAAP) increased by 34.2% Y-o-Y to RMB962.2 million (US$149.3 million) in the third quarter of 2021 (3Q2020: RMB717.1 million). See “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.
•	Adjusted EBITDA margin (non-GAAP) decreased to 46.7% in the third quarter of 2021 (3Q2020: 47.0%).

Operating Highlights1

•	Total area committed and pre-committed by customers increased by 26,611 square meters (“sqm”) in the third quarter of 2021 to 531,760 sqm as of September 30, 2021, an increase of 32.1% Y-o-Y (September 30, 2020: 402,562 sqm).
•	Area in service increased by 27,811 sqm in the third quarter of 2021 to 452,830 sqm as of September 30, 2021, an increase of 55.5% Y-o-Y (September 30, 2020: 291,282 sqm).
•	Commitment rate for area in service was 95.9% as of September 30, 2021 (September 30, 2020: 95.9%).

1 From the third quarter of 2021, the Company has revised its historical operating metrics to include all the Build-Operate-Transfer (“B-O-T”) joint venture data centers which were not included in the previous reporting periods, as the Company finalized and signed a new master joint venture investment agreement with GIC, with the Company owning 51% of the joint ventures.

•	Area under construction was 157,227 sqm as of September 30, 2021 (September 30, 2020: 169,424 sqm).
•	Pre-commitment rate for area under construction was 62.1% as of September 30, 2021 (September 30, 2020: 72.7%).
•	Area utilized by customers increased by 18,678 sqm in the third quarter of 2021 to 300,328 sqm as of September 30, 2021, an increase of 38.9% Y-o-Y (September 30, 2020: 216,154 sqm).
•	Utilization rate for area in service was 66.3% as of September 30, 2021 (September 30, 2020: 74.2%).

“We recorded another solid quarter with sustained growth,” said Mr. William Huang, Chairman and Chief Executive Officer. “During the third quarter, our sales momentum continued with over 26,000 sqm of new bookings. We have secured more valuable resources in Tier 1 markets through acquisitions, further strengthening our market leading position.”

“We continued our steady financial performance in the third quarter, achieving Y-o-Y revenue growth of 35.2% and adjusted EBITDA growth of 34.2%,” commented Mr. Dan Newman, Chief Financial Officer. “Additionally, we further strengthened our financial position with debt financing and refinancing facilities of RMB 3.8 billion, while reducing our effective interest cost.”

Third Quarter 2021 Financial Results

Net revenue in the third quarter of 2021 was RMB2,061.4 million (US$319.9 million), a 35.2% increase over the third quarter of 2020 of RMB1,524.7 million and a 10.6% increase over the second quarter of 2021 of RMB1,863.9 million. Service revenue in the third quarter of 2021 was RMB2,061.1 million (US$319.9 million), a 35.4% increase over the third quarter of 2020 of RMB1,522.4 million and a 10.6% increase over the second quarter of 2021 of RMB1,863.0 million. The increase over the previous quarter was mainly due to full quarter revenue contribution from additional area utilized in the previous quarter and the contribution from 18,678 sqm of net additional area utilized in the third quarter of 2021, mainly related to the Shanghai 14 (“SH14”) Phase 1, Shanghai 19 (“SH19”) Phase 1, Changshu 1 (“CS1”) Phase 1, Changshu 2 (“CS2”) Phase 1, Beijing 8 (“BJ8”) and Langfang 8 (“LF8”) data centers, and to the Beijing 17 (“BJ17”) and Beijing 18 (“BJ18”) data centers acquired during the quarter.

Cost of revenue in the third quarter of 2021 was RMB1,606.0 million (US$249.2 million), a 43.9% increase over the third quarter of 2020 of RM1,115.8 million and a 12.8% increase over the second quarter of 2021 of RMB1,424.1 million. The increase over the previous quarter was mainly due to an increase in power consumption as a result of higher area utilized and seasonal factors, an increase in power cost resulting from the use of backup power during a period when grid power supply was limited in certain areas, and an increase in depreciation and amortization costs related to full quarter contribution from new data centers coming into service in the previous quarter, as well as new data centers coming into service in the third quarter of 2021, namely CS1 Phase 1, CS2 Phase 1, Shenzhen 8 (“SZ8”) and Tianjin 1 (“TJ1”) Phase 1 data centers, and the BJ17 and BJ18 data centers acquired during the quarter.

Gross profit was RMB455.4 million (US$70.7 million) in the third quarter of 2021, a 11.4% increase over the third quarter of 2020 of RMB409.0 million, and a 3.5% increase over the second quarter of 2021 of RMB439.9 million.

Gross profit margin was 22.1% in the third quarter of 2021, compared with 26.8% in the third quarter of 2020, and 23.6% in the second quarter of 2021. The decrease over the previous quarter was mainly due to seasonally higher power consumption and additional power cost resulting from the use of backup power during a period when grid power supply was limited in certain areas, as well as higher depreciation and amortization costs related to new data centers coming into service.

Adjusted Gross Profit2 (“Adjusted GP”) (non-GAAP) is defined as gross profit excluding depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs and share-based compensation expenses allocated to cost of revenue. Adjusted GP was RMB1,083.1 million (US$168.1 million) in the third quarter of 2021, a 33.3% increase over the third quarter of 2020 of RMB812.3 million and an 7.6% increase over the second quarter of 2021 of RMB1,006.9 million. See “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

2 During the third quarter of 2020, the Company has changed the description of “Adjusted Net Operating Income” and “Adjusted Net Operating Income Margin”, to “Adjusted Gross Profit” and “Adjusted Gross Profit Margin”, respectively. The change in description and presentation of non-GAAP reconciliation does not change the outcome of the operating metrics or financial results.

Adjusted GP margin (non-GAAP) was 52.5% in the third quarter of 2021, compared with 53.3% in the third quarter of 2020, and 54.0% in the second quarter of 2021. The decrease over the previous quarter was mainly due to seasonally higher power consumption and additional power cost resulting from the use of backup power during a period when grid power supply was limited in certain areas.

Selling and marketing expenses, excluding share-based compensation expenses of RMB11.2 million (US$1.7 million), were RMB23.2 million (US$3.6 million) in the third quarter of 2021, a 7.8% increase from the third quarter of 2020 of RMB21.5 million (excluding share-based compensation of RMB13.6 million) and a 6.8% increase from the second quarter of 2021 of RMB21.7 million (excluding share-based compensation of RMB14.7 million). The increase over the previous quarter was primarily due to an increase in personnel cost.

General and administrative expenses, excluding share-based compensation expenses of RMB53.0 million (US$8.2 million), depreciation and amortization expenses of RMB97.4 million (US$15.1 million) and operating lease cost relating to prepaid land use rights of RMB9.0 million (US$1.4 million), were RMB102.9 million (US$16.0 million) in the third quarter of 2021, a 36.7% increase over the third quarter of 2020 of RMB75.3 million (excluding share-based compensation expenses of RMB49.8 million, depreciation and amortization expenses of RMB71.5 million and operating lease cost relating to prepaid land use rights of RMB6.9 million) and a 1.5% increase from the second quarter of 2021 of RMB101.3 million (excluding share-based compensation of RMB55.8 million, depreciation and amortization expenses of RMB82.1 million, and operating lease cost relating to prepaid land use rights of RMB8.6 million). The increase over the previous quarter was mainly due to more office and travelling expenses as part of normal business activities.

Research and development costs were RMB9.0 million (US$1.4 million) in the third quarter of 2021, compared with RMB11.0 million in the third quarter 2020 and RMB8.6 million in the second quarter of 2021.

Net interest expenses for the third quarter of 2021 were RMB392.1 million (US$60.8 million), a 15.6% increase over the third quarter of 2020 of RMB339.2 million and a 4.8% decrease over the second quarter of 2021 of RMB411.7 million. The decrease over the previous quarter was mainly due to a lower level of non-recurring financing costs related to debt refinancing activities, partially offset by higher interest expenses on increased total gross debt balance to finance data center capacity expansion.

Foreign currency exchange loss for the third quarter of 2021 was RMB3.9 million (US$0.6 million), compared with a loss of RMB134 thousand in the third quarter of 2020 and a loss of RMB981 thousand in the second quarter of 2021.

Others, net for the third quarter of 2021 was RMB14.7 million (US$2.3 million), compared with RMB10.5 million in the third quarter of 2020 and RMB18.5 million in the second quarter of 2021.

Net loss in the third quarter of 2021 was RMB301.1 million (US$46.7 million), compared with a net loss of RMB204.6 million in the third quarter of 2020 and a net loss of RMB298.5 million in the second quarter of 2021.

Adjusted EBITDA (non-GAAP) is defined as net loss excluding net interest expenses, income tax expenses (benefits), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses and gain from purchase price adjustment. Adjusted EBITDA was RMB962.2 million (US$149.3 million) in the third quarter of 2021, a 34.2% increase over the third quarter of 2020 of RMB717.1 million and a 7.4% increase over the second quarter of 2021 of RMB895.9 million.

Adjusted EBITDA margin (non-GAAP) was 46.7% in the third quarter of 2021, compared with 47.0% in the third quarter of 2020, and 48.1% in the second quarter of 2021. The decrease over the previous quarter was mainly due to seasonally higher power consumption and additional cost resulting from the use of backup power during a period when grid power supply was limited in certain areas.

Basic and diluted loss per ordinary share in the third quarter of 2021 was RMB0.23 (US$0.04), compared with RMB0.18 in the third quarter of 2020, and RMB0.22 in the second quarter of 2021.

Basic and diluted loss per American Depositary Share (“ADS”) in the third quarter of 2021 was RMB1.85 (US$0.29), compared with RMB1.42 in the third quarter of 2020, and RMB1.79 in the second quarter of 2021. Each ADS represents eight Class A ordinary shares.

Sales

Total area committed and pre-committed at the end of the third quarter of 2021 was 531,760 sqm, compared with 402,562 sqm at the end of the third quarter of 2020 and 505,148 sqm at the end of the second quarter of 2021, an increase of 32.1% Y-o-Y and 5.3% quarter-over-quarter (“Q-o-Q”), respectively. In the third quarter of 2021, net additional total area committed was 26,611 sqm, including significant contributions from the Shanghai 17 (“SH17”) Phase 2, CS1 Phase 2, SZ8, Beijing 13 (“BJ13”) and TJ1 Phase 1 data centers, and the BJ17 and BJ18 data centers acquired during the quarter.

Data Center Resources

Area in service at the end of the third quarter of 2021 was 452,830 sqm, compared with 291,282 sqm at the end of the third quarter of 2020 and 425,019 sqm at the end of the second quarter of 2021, an increase of 55.5% Y-o-Y and 6.5% Q-o-Q. In the third quarter of 2021, CS1 Phase 1, CS2 Phase 1, SZ8, TJ1 Phase 1, and BJ17 and BJ18 (through acquisition) data centers came into service.

Area under construction at the end of the third quarter of 2021 was 157,227 sqm, compared with 169,424 sqm at the end of the third quarter of 2020 and 165,175 sqm at the end of the second quarter of 2021, a decrease of 7.2% Y-o-Y and a decrease of 4.8% Q-o-Q, respectively. In the third quarter of 2021, construction commenced on the Langfang 14 (“LF14”) and Hong Kong 2 (“HK2”) data centers.

•	LF14 is the second and final data center which is being constructed on Langfang Land Site 2, next to the first data center on the same site, Langfang 13 (“LF13”). LF14 will yield a net floor area of 6,904 sqm and is expected to come into service in the first half of 2023.

•	HK2 is the second industrial building in Hong Kong, acquired by the Company in late 2019, which is currently being re-developed into a data center. HK2 is located in Kwai Chung, a major data center hub in Hong Kong, and is only 150 meters from the Hong Kong 1 (“HK1”) data center. HK2 will yield a net floor area of 7,440 sqm, and is expected to be delivered in the first half of 2024.

Commitment rate for area in service was 95.9% at the end of the third quarter of 2021, compared with 95.9% at the end of the third quarter of 2020 and 96.2% at the end of the second quarter of 2021. Pre-commitment rate for area under construction was 62.1% at the end of the third quarter of 2021, compared with 72.7% at the end of the third quarter of 2020 and 58.2% at the end of the second quarter of 2021.

Area utilized at the end of the third quarter of 2021 was 300,328 sqm, compared with 216,154 sqm at the end of the third quarter of 2020 and 281,650 sqm at the end of the second quarter of 2021, an increase of 38.9% Y-o-Y and 6.6% Q-o-Q. Net additional area utilized was 18,678 sqm in the third quarter of 2021, which mainly came from additional area utilized in the SH14 Phase 1, SH19 Phase 1, CS1 Phase 1, CS2 Phase 1, BJ8 and LF8 data centers, and in the BJ17 and BJ18 data centers acquired during the quarter.

Utilization rate for area in service was 66.3% at the end of the third quarter of 2021, compared with 74.2% at the end of the third quarter of 2020 and 66.3% at the end of the second quarter of 2021.

During the third quarter, as previously announced, the Company completed the acquisition of three data centers on a single site in Beijing, namely BJ17, BJ18 and Beijing 19 (“BJ19”). BJ17 and BJ18 have an aggregate net floor area of 3,698 sqm and are fully operational, with current aggregate utilization rate of over 70%. BJ19 will be developed on the remaining greenfield land on the same site. BJ19 will yield a net floor area of approximately 7,000 sqm once fully developed. It is currently held for future development.

During the third quarter, the Company also completed the previously announced acquisition of an industrial building in Kwai Chung, Hong Kong, which the Company will re-develop into Hong Kong 4 (“HK4”) data center. HK4 is located in close proximity to the Company’s HK1 and HK2 data centers, forming a unique cluster in the Kwai Chung area. HK4 will yield a net floor area of approximately 7,200 sqm according to the initial design. It is expected to enter service in 2025.

During the third quarter, as previously announced, the Company signed an agreement to form a joint venture (“JV”) with a local partner for the development of a data center in Macau (“MC1”). GDS will own 80% of the JV which will acquire equity interest of a target company holding a brownfield site from the local partner. GDS will provide management and operation services to the JV. Once fully developed, MC1 will yield a net floor area of approximately 7,600 sqm, according to initial design. It is expected to enter service in 2024.

During the third quarter, as previously announced, the Company entered into a definitive agreement to acquire a greenfield site in the Nusajaya Tech Park, Johor, Malaysia. The Company intends to develop the site into a data center campus comprising a total net floor area of approximately 18,000 sqm or 54 MW of total IT power capacity. The first phase of the development is expected to enter service in 2024.

During the third quarter, the Company entered into a new master joint venture investment agreement with RECO GIGA Private Limited, a subsidiary of GIC (Realty) Pte Ltd (“GIC”), pursuant to which the two parties will form joint ventures for the investment and development of designated Build-Operate-Transfer (“B-O-T”) data centers. According to the new agreement, GDS will own 51% equity interest in the joint venture asset companies. GDS will continue to provide management and operation services to the joint ventures and earn recurring service fees. Pursuant to the master joint venture investment agreement, the Company recently signed a share purchase agreement with GIC for the sale of a 49% equity interest of the project company of Huailai 1 (“HL1”) data center. Once the transaction is completed, HL1 will become the first B-O-T joint venture data center with GDS owning 51% equity interest and GIC owning 49%. The two parties will work on more joint ventures for other existing or potentially new B-O-T data centers.

Liquidity

As of September 30, 2021, cash was RMB10,103.6 million (US$1,568.1 million). Total short-term debt was RMB2,961.5 million (US$459.6 million), comprised of short-term borrowings and the current portion of long-term borrowings of RMB2,556.6 million (US$396.8 million) and the current portion of finance lease and other financing obligations of RMB404.8 million (US$62.8 million). Total long-term debt was RMB26,798.9 million (US$4,159.1 million), comprised of long-term borrowings (excluding current portion) of RMB16,422.3 million (US$2,548.7 million), convertible bonds of RMB1,925.5 million (US$298.8 million) and the non-current portion of finance lease and other financing obligations of RMB8,451.1 million (US$1,311.6 million). During the third quarter of 2021, the Company obtained new debt financing and re-financing facilities of RMB3,756.0 million (US$582.9 million).

Recent Developments

New Acquisition – Beijing 20, Beijing 21, Beijing 22 and Beijing 23

The Company recently entered into a definitive agreement to acquire 100% equity interest of a target company which owns the land and buildings forming a major data center site in Beijing. The site has been developed into four data centers, namely Beijing 20, Beijing 21, Beijing 22 and Beijing 23, with a total net floor area of approximately 13,000 sqm. The four data centers are at an advanced stage of construction and are not yet pre-committed. The Company intends to market the capacity to enterprise and financial customers. The Company expects to close this acquisition in the next couple of quarters, subject to customary closing conditions.

New Acquisition – Wuhan 1 and Wuhan 2

The Company recently entered into a definitive agreement to acquire 100% equity interest of target companies which are developing two data centers on a single site in Wuhan, Hubei Province. Wuhan is the economic hub of Central China. With more and more major Cloud and Internet companies setting up regional headquarters in the city, Wuhan is expected to see rapidly growing demand for data center capacity. Wuhan 1 (“WH1”) and Wuhan 2 (“WH2”) are currently under construction and are not yet pre-committed. Once fully developed, the two data centers will yield an aggregate net floor area of approximately 8,400 sqm. The Company expects to close this acquisition in the next couple of quarters, subject to customary closing conditions.

New Acquisition – Shenzhen 9

The company recently entered into a definitive agreement to acquire 100% equity interest of a target company which is developing a data center in Shenzhen, namely Shenzhen 9 (“SZ9”). SZ9 has a net floor area of approximately 3,600 sqm. It is at late stage of development and the capacity is already committed to GDS’s customer. The Company intends to market the capacity to enterprise and financial customers. The Company expects to close this acquisition in the next couple of quarters, subject to customary closing conditions.

New Acquisition – Portfolio of Data Center Development Projects in Guangdong

The Company recently entered into a definitive agreement to acquire a regional data center company (the “Target”) which holds a portfolio of data center development projects located at several sites in Guangdong Province. The counterparty for this acquisition is the same as for SZ9. GDS will initially acquire a minority equity interest in the Target, and will subsequently acquire all the remaining equity interest in phases when certain conditions are met. The Target’s portfolio has a total developable net floor area of over 100,000 sqm, or a total developable IT power capacity of over 250 MW, all with required energy quota. The projects in the portfolio are either at an early stage of development or held for future development. The Company expects to close the acquisition of the initial equity interest in the next couple of quarters, subject to customary closing conditions.

Land Purchase in Nongsa Digital Park, Batam, Indonesia

The Company has recently entered into a definitive agreement to acquire greenfield land in the Nongsa Digital Park, located in Batam, Indonesia, approximately 25 kms from Singapore. The Company plans to construct two new data center buildings on the site, comprising a total net floor area of approximately 10,000 sqm or 28 MW of total IT power capacity. The Company expects to secure a supply of renewable energy to support the data center site. The development of a data center campus in Nongsa Digital Park will complement the Company’s existing project in the Nusajaya Tech Park, Johor Bahru, Malaysia forming a strong core for its “Singapore Plus” strategy in the region.

Business Outlook

As a result of a slower move-in rate in the second half of 2021 relative to the Company’s original expectations and recent increases in power costs, the Company now expects total revenue and adjusted EBITDA for the full year of 2021 to be in the lower half of the originally provided guidance ranges of RMB7,700 – RMB8,000 million for total revenue and RMB3,660 – RMB3,800 million for adjusted EBITDA. Accordingly, the Company’s revised guidance is RMB7,700 – RMB7,850 million for total revenue and RMB3,660 – RMB3,730 million for adjusted EBITDA.

In order to strengthen its market position, the Company has accelerated the acquisition of data center projects and the purchase of development land and buildings in the second half of 2021. Based on the estimated closing dates for these transactions and the amount of consideration payable in the current year, the Company now expects its capex to be around RMB16,000 million for the full year of 2021, compared with the previously provided guidance of around RMB12,000 million.

This forecast reflects the Company’s preliminary view on the current business situation and market conditions, which are subject to change.

Conference Call

Management will hold a conference call at 8:00 a.m. U.S. Eastern Time on November 16, 2021 (9:00 p.m. Beijing Time on the same day) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

United States:	+1-833-239-5565
International:	+65-6713-5590
Hong Kong:	+852-3018-6771
Mainland China:	400-820-5286
Conference ID:	4695856

Participants should dial in at least 15 minutes before the scheduled start time and provide the Conference ID to the Operator to be connected to the conference. Due to conditions surrounding the outbreak of COVID-19, participants may experience longer than normal hold period before being assisted to join the call. The Company thanks everyone in advance for their patience and understanding.

A telephone replay will be available approximately two hours after the call until November 24, 2021 07:59 AM U.S. ET by dialing:

United States:	+1-646-254-3697
International: Hong Kong: Mainland China:	+61-2-8199-0299 +852-3051-2780 400-632-2162
Replay Access Code:	4695856

A live and archived webcast of the conference call will be available on the Company's investor relations website at investors.gds-services.com.

Non-GAAP Disclosure

Our management and board of directors use adjusted EBITDA, adjusted EBITDA margin, adjusted GP and adjusted GP margin, which are non-GAAP financial measures, to evaluate our operating performance, establish budgets and develop operational goals for managing our business. We believe that the exclusion of the income and expenses eliminated in calculating adjusted EBITDA and adjusted GP can provide useful and supplemental measures of our core operating performance. In particular, we believe that the use of adjusted EBITDA as a supplemental performance measure captures the trend in our operating performance by excluding from our operating results the impact of our capital structure (primarily interest expense), asset base charges (primarily depreciation and amortization, operating lease cost relating to prepaid land use rights and accretion expenses for asset retirement costs), other non-cash expenses (primarily share-based compensation expenses), and other income and expenses which we believe are not reflective of our operating performance, whereas the use of adjusted gross profit as a supplemental performance measure captures the trend in gross profit performance of our data centers in service by excluding from our gross profit the impact of asset base charges (primarily depreciation and amortization, operating lease cost relating to prepaid land use rights and accretion expenses for asset retirement costs) and other non-cash expenses (primarily share-based compensation expenses) included in cost of revenue.

We note that depreciation and amortization is a fixed cost which commences as soon as each data center enters service. However, it usually takes several years for new data centers to reach high levels of utilization and profitability. The Company incurs significant depreciation and amortization costs for its early stage data center assets. Accordingly, gross profit, which is a measure of profitability after taking into account depreciation and amortization, does not accurately reflect the Company’s core operating performance.

We also present these non-GAAP measures because we believe these non-GAAP measures are frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for gross profit, net income (loss), cash flows provided by (used in) operating activities or other consolidated statements of operations and cash flow data prepared in accordance with U.S. GAAP. There are a number of limitations related to the use of these non-GAAP financial measures instead of their nearest GAAP equivalent. First, adjusted EBITDA, adjusted EBITDA margin, adjusted GP, and adjusted GP margin are not substitutes for gross profit, net income (loss), cash flows provided by (used in) operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. Second, other companies may calculate these non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of these non-GAAP financial measures as tools for comparison. Finally, these non-GAAP financial measures do not reflect the impact of net interest expenses, incomes tax benefits (expenses), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses and gain from purchase price adjustment, each of which have been and may continue to be incurred in our business.

We mitigate these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB 6.4434 to US$1.00, the noon buying rate in effect on September 30, 2021 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

About GDS Holdings Limited

GDS Holdings Limited (NASDAQ: GDS; HKEX: 9698) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. The Company also builds, operates and transfers data centers at other locations selected by its customers in order to fulfill their broader requirements. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancies across all critical systems. GDS is carrier and cloud-neutral, which enables its customers to access all the major PRC telecommunications networks, as well as the largest PRC and global public clouds which are hosted in many of its facilities. The Company offers co-location and managed services, including direct private connection to leading public clouds, an innovative service platform for managing hybrid clouds and, where required, the resale of public cloud services. The Company has a 20-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s customer base consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers, IT service providers, and large domestic private sector and multinational corporations.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “guidance,” “intend,” “is/are likely to,” “may,” “ongoing,” “plan,” “potential,” “target,” “will,” and similar statements. Among other things, statements that are not historical facts, including statements about GDS Holdings’ beliefs and expectations regarding the growth of its businesses and its revenue for the full fiscal year, the business outlook and quotations from management in this announcement, as well as GDS Holdings’ strategic and operational plans, are or contain forward-looking statements. GDS Holdings may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause GDS Holdings’ actual results or financial performance to differ materially from those contained in any forward-looking statement, including but not limited to the following: GDS Holdings’ goals and strategies; GDS Holdings’ future business development, financial condition and results of operations; the expected growth of the market for high-performance data centers, data center solutions and related services in China; GDS Holdings’ expectations regarding demand for and market acceptance of its high-performance data centers, data center solutions and related services; GDS Holdings’ expectations regarding building, strengthening and maintaining its relationships with new and existing customers; the continued adoption of cloud computing and cloud service providers in China; risks and uncertainties associated with increased investments in GDS Holdings’ business and new data center initiatives; risks and uncertainties associated with strategic acquisitions and investments; GDS Holdings’ ability to maintain or grow its revenue or business; fluctuations in GDS Holdings’ operating results; changes in laws, regulations and regulatory environment that affect GDS Holdings’ business operations; competition in GDS Holdings’ industry in China; security breaches; power outages; and fluctuations in general economic and business conditions in China and globally, the impact of the COVID-19 outbreak, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the GDS Holdings’ filings with the SEC, including its annual report on form 20-F. All information provided in this press release is as of the date of this press release and are based on assumptions that GDS Holdings believes to be reasonable as of such date, and GDS Holdings does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 5176-5509

Email: ir@gds-services.com

The Piacente Group, Inc.

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS Holdings Limited

GDS HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
 (Amount in thousands of Renminbi ("RMB") and US dollars ("US$"))

	As of December 31, 2020	As of September 30, 2021
	RMB	RMB	US$
Assets
Current assets
Cash	16,259,457	10,103,624	1,568,058
Accounts receivable, net of allowance for doubtful accounts	1,480,335	1,860,238	288,704
Value-added-tax (“VAT”) recoverable	155,620	193,402	30,016
Prepaid expenses and other current assets	423,394	514,180	79,799
Total current assets	18,318,806	12,671,444	1,966,577

Property and equipment, net	29,596,061	37,723,106	5,854,534
Prepaid land use rights, net	678,190	652,803	101,313
Operating lease right-of-use assets	3,059,700	3,457,530	536,600
Goodwill and intangible assets, net	3,381,715	6,822,591	1,058,850
Other non-current assets	2,224,323	3,105,509	481,967
Total assets	57,258,795	64,432,983	9,999,841

Liabilities, Mezzanine Equity and Equity
Current liabilities
Short-term borrowings and current portion of long-term borrowings	2,153,390	2,556,625	396,782
Accounts payable	3,657,112	3,855,639	598,386
Accrued expenses and other payables	1,492,649	1,985,873	308,202
Operating lease liabilities, current	86,258	120,228	18,659
Finance lease and other financing obligations, current	254,412	404,835	62,829
Total current liabilities	7,643,821	8,923,200	1,384,858

Long-term borrowings, excluding current portion	10,566,746	16,422,303	2,548,701
Convertible bonds payable	1,928,466	1,925,508	298,834
Operating lease liabilities, non-current	1,542,895	1,742,683	270,460
Finance lease and other financing obligations, non-current	8,097,881	8,451,122	1,311,594
Other long-term liabilities	811,264	824,508	127,962
Total liabilities	30,591,073	38,289,324	5,942,409

Mezzanine equity
Redeemable preferred shares	980,910	974,837	151,292
Redeemable non-controlling interests	120,820	336,223	52,181
Total mezzanine equity	1,101,730	1,311,060	203,473

GDS Holdings Limited shareholders' equity
Ordinary shares	507	507	79
Additional paid-in capital	28,728,717	28,922,222	4,488,658
Accumulated other comprehensive loss	(439,635)	(528,533)	(82,027)
Accumulated deficit	(2,723,597)	(3,594,927)	(557,924)
Total GDS Holdings Limited shareholders' equity	25,565,992	24,799,269	3,848,786
Non-controlling interests	0	33,330	5,173
Total equity	25,565,992	24,832,599	3,853,959

Total liabilities, mezzanine equity and equity	57,258,795	64,432,983	9,999,841

GDS HOLDINGS LIMITED UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Amount in thousands of Renminbi ("RMB") and US dollars ("US$") except for number of shares and per share data)

	Three months ended				Nine months ended
	September 30, 2020	June 30, 2021	September 30, 2021		September 30, 2020	September 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenue
Service revenue	1,522,353	1,862,951	2,061,104	319,878	4,089,417	5,628,547	873,537
Equipment sales	2,396	968	314	49	17,955	2,757	428
Total net revenue	1,524,749	1,863,919	2,061,418	319,927	4,107,372	5,631,304	873,965
Cost of revenue	(1,115,784)	(1,424,050)	(1,605,983)	(249,245)	(2,986,967)	(4,339,148)	(673,425)
Gross profit	408,965	439,869	455,435	70,682	1,120,405	1,292,156	200,540

Operating expenses
Selling and marketing expenses	(35,157)	(36,447)	(34,371)	(5,334)	(95,217)	(106,513)	(16,531)
General and administrative expenses	(203,460)	(247,903)	(262,204)	(40,693)	(477,182)	(741,206)	(115,033)
Research and development expenses	(11,020)	(8,605)	(9,023)	(1,400)	(30,007)	(26,921)	(4,178)
Income from operations	159,328	146,914	149,837	23,255	517,999	417,516	64,798
Other income (expenses):
Net interest expenses	(339,245)	(411,722)	(392,072)	(60,849)	(900,759)	(1,161,464)	(180,256)
Foreign currency exchange (loss) gain, net	(134)	(981)	(3,933)	(610)	(17,340)	(3,712)	(576)
Gain from purchase price adjustment	0	0	0	0	55,154	0	0
Others, net	10,481	18,477	14,672	2,277	24,385	49,458	7,676
Loss before income taxes	(169,570)	(247,312)	(231,496)	(35,927)	(320,561)	(698,202)	(108,358)
Income tax expenses	(35,065)	(51,151)	(69,635)	(10,807)	(77,152)	(180,129)	(27,956)
Net loss	(204,635)	(298,463)	(301,131)	(46,734)	(397,713)	(878,331)	(136,314)
Net loss attributable to non-controlling interests	0	141	351	54	0	492	76
Net loss attributable to redeemable non-controlling interests	1,240	1,994	2,519	391	1,240	6,509	1,010
Net loss attributable to GDS Holdings Limited shareholders	(203,395)	(296,328)	(298,261)	(46,289)	(396,473)	(871,330)	(135,228)
Accretion to redemption value of redeemable non-controlling interests	(7,142)	(16,301)	(26,840)	(4,166)	(7,142)	(55,111)	(8,553)
Net loss available to GDS Holdings Limited shareholders	(210,537)	(312,629)	(325,101)	(50,455)	(403,615)	(926,441)	(143,781)
Cumulative dividend on redeemable preferred shares	(13,284)	(12,228)	(12,395)	(1,924)	(39,951)	(36,806)	(5,712)
Net loss available to GDS Holdings Limited ordinary shareholders	(223,821)	(324,857)	(337,496)	(52,379)	(443,566)	(963,247)	(149,493)

Loss per ordinary share
Basic and diluted	(0.18)	(0.22)	(0.23)	(0.04)	(0.37)	(0.66)	(0.10)

Weighted average number of ordinary share outstanding
Basic and diluted	1,257,370,403	1,449,629,053	1,456,204,136	1,456,204,136	1,210,075,809	1,450,578,074	1,450,578,074

GDS HOLDINGS LIMITED UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (Amount in thousands of Renminbi ("RMB") and US dollars ("US$"))

	Three months ended				Nine months ended
	September 30, 2020	June 30, 2021	September 30, 2021		September 30, 2020	September 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(204,635)	(298,463)	(301,131)	(46,734)	(397,713)	(878,331)	(136,314)
Foreign currency translation adjustments, net of nil tax	(58,832)	(129,001)	13,980	2,170	(53,223)	(88,898)	(13,797)
Comprehensive loss	(263,467)	(427,464)	(287,151)	(44,564)	(450,936)	(967,229)	(150,111)
Comprehensive loss attributable to non-controlling interests	0	141	351	54	0	492	76
Comprehensive loss attributable to redeemable non-controlling interests	1,240	1,994	2,519	391	1,240	6,509	1,010
Comprehensive loss attributable to GDS Holdings Limited shareholders	(262,227)	(425,329)	(284,281)	(44,119)	(449,696)	(960,228)	(149,025)

GDS HOLDINGS LIMITED UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Amount in thousands of Renminbi ("RMB") and US dollars ("US$"))

	Three months ended				Nine months ended
	September 30, 2020	June 30, 2021	September 30, 2021		September 30, 2020	September 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(204,635)	(298,463)	(301,131)	(46,734)	(397,713)	(878,331)	(136,314)
Depreciation and amortization	450,851	619,613	697,889	108,311	1,160,074	1,877,722	291,418
Amortization of debt issuance cost and debt discount	23,957	65,235	35,567	5,520	81,092	136,744	21,222
Share-based compensation expense	88,607	100,498	91,760	14,241	222,449	300,369	46,617
Gain from purchase price adjustment	0	0	0	0	(55,154)	0	0
Others	(8,727)	25,659	15,752	2,445	(61,475)	28,276	4,388
Changes in operating assets and liabilities	(357,996)	(149,268)	(83,646)	(12,982)	(940,978)	(669,512)	(103,907)
Net cash (used in) provided by operating activities	(7,943)	363,274	456,191	70,801	8,295	795,268	123,424

Purchase of property and equipment and land use rights	(2,140,979)	(1,868,400)	(3,241,924)	(503,139)	(5,688,582)	(7,385,229)	(1,146,170)
Payments related to acquisitions and investments	(606,963)	(2,968,828)	(595,899)	(92,482)	(944,196)	(3,597,533)	(558,328)
Receipts from collection of loans	0	0	20,866	3,238	0	20,866	3,238
Net cash used in investing activities	(2,747,942)	(4,837,228)	(3,816,957)	(592,383)	(6,632,778)	(10,961,896)	(1,701,260)

Net proceeds from financing activities	1,154,008	1,947,569	1,114,694	172,998	7,026,400	4,000,697	620,898
Net cash provided by financing activities	1,154,008	1,947,569	1,114,694	172,998	7,026,400	4,000,697	620,898
Effect of exchange rate changes on cash and restricted cash	(151,479)	(173,008)	22,607	3,508	(101,992)	(104,332)	(16,191)

Net (decrease) increase of cash and restricted cash	(1,753,356)	(2,699,393)	(2,223,465)	(345,076)	299,925	(6,270,263)	(973,129)
Cash and restricted cash at beginning of period	8,026,543	15,145,524	12,446,131	1,931,609	5,973,262	16,492,929	2,559,662
Cash and restricted cash at end of period	6,273,187	12,446,131	10,222,666	1,586,533	6,273,187	10,222,666	1,586,533

GDS HOLDINGS LIMITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (Amount in thousands of Renminbi ("RMB") and US dollars ("US$") except for percentage data)

	Three months ended				Nine months ended
	September 30, 2020	June 30, 2021	September 30, 2021		September 30, 2020	September 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	408,965	439,869	455,435	70,682	1,120,405	1,292,156	200,540
Depreciation and amortization	378,291	536,240	599,223	92,999	1,016,510	1,632,402	253,345
Operating lease cost relating to prepaid land use rights	0	1,271	1,481	230	0	4,011	622
Accretion expenses for asset retirement costs	1,070	1,432	1,478	229	2,910	4,744	736
Share-based compensation expenses	23,951	28,039	25,492	3,956	58,390	84,678	13,142
Adjusted GP	812,277	1,006,851	1,083,109	168,096	2,198,215	3,017,991	468,385
Adjusted GP margin	53.3%	54.0%	52.5%	52.5%	53.5%	53.6%	53.6%

GDS HOLDINGS LIMITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (Amount in thousands of Renminbi ("RMB") and US dollars ("US$") except for percentage data)

	Three months ended				Nine months ended
	September 30, 2020	June 30, 2021	September 30, 2021		September 30, 2020	September 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(204,635)	(298,463)	(301,131)	(46,734)	(397,713)	(878,331)	(136,314)
Net interest expenses	339,245	411,722	392,072	60,849	900,759	1,161,464	180,256
Income tax expenses	35,065	51,151	69,635	10,807	77,152	180,129	27,956
Depreciation and amortization	450,851	619,613	697,889	108,311	1,160,074	1,877,722	291,418
Operating lease cost relating to prepaid land use rights	6,914	9,909	10,454	1,623	12,131	29,869	4,635
Accretion expenses for asset retirement costs	1,070	1,432	1,478	229	2,910	4,744	736
Share-based compensation expenses	88,607	100,498	91,760	14,241	222,449	300,369	46,617
Gain from purchase price adjustment	0	0	0	0	(55,154)	0	0
Adjusted EBITDA	717,117	895,862	962,157	149,326	1,922,608	2,675,966	415,304
Adjusted EBITDA margin	47.0%	48.1%	46.7%	46.7%	46.8%	47.5%	47.5%